Exhibit 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2020 AND 2019

(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		September 30,	December 31,
	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents		$175,009	$23,174
Receivables and other	3	14,915	17,431
Inventories	4	25,341	21,945
		215,265	62,550
Non-current assets
Mineral properties, plant and equipment	5	1,457,938	1,500,512
Restricted cash		52	54
Deferred income tax asset		12,551	10,051
Total assets		$1,685,806	$1,573,167
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6	$66,248	$62,688
Current portion of long-term debt	7	66,667	66,667
		132,915	129,355
Non-current liabilities
Other liabilities	6	6,041	8,932
Long-term debt	7	368,061	397,253
Decommissioning and restoration provision	8	26,033	21,239
Deferred income tax liability		115,970	62,086
		649,020	618,865
EQUITY
Share capital	12	1,170,813	1,152,567
Other reserves	12	(134,360)	(128,926)
Retained earnings (deficit)		333	(69,339)
		1,036,786	954,302
Total liabilities and equity		$1,685,806	$1,573,167
Contingencies	15

On behalf of the Board of Directors:

“David S. Smith”	“Richard T. O’Brien”
David S. Smith	Richard T. O’Brien
(Chair of the Audit Committee)	(Chair of the Board)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2020	2019	2020	2019
Revenue	9	$154,876	$132,735	$448,003	$349,056

Cost of sales	10	92,209	86,150	288,269	243,530

Earnings from mine operations		62,667	46,585	159,734	105,526

Corporate administrative costs		6,238	5,286	16,636	13,558

Operating earnings		56,429	41,299	143,098	91,968

Interest and finance expense	11	(5,549)	(7,952)	(17,956)	(26,134)
Gain (loss) on financial instruments at fair value		56	(4,422)	56	(15,415)
Foreign exchange gain (loss)		(414)	369	88	(326)
Interest and finance income		240	301	599	824

Earnings before taxes		50,762	29,595	125,885	50,917

Current income tax expense		(1,808)	(1,406)	(4,727)	(3,383)
Deferred income tax expense		(17,779)	(21,930)	(51,486)	(26,666)

Net earnings and comprehensive earnings for the period		$31,175	$6,259	$69,672	$20,868

Earnings per common share
Basic		$0.17	$0.03	$0.37	$0.11
Diluted	12	$0.17	$0.03	$0.37	$0.11

Weighted average number of common shares outstanding
Basic		186,853,654	184,962,191	186,116,751	184,521,449
Diluted	12	187,489,734	186,683,911	186,751,269	185,806,634

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period		$31,175	$6,259	$69,672	$20,868
Items not affecting cash:
Current income tax expense		1,808	1,406	4,727	3,383
Deferred income tax expense		17,779	21,930	51,486	26,666
Depreciation and depletion		27,790	22,876	85,409	59,902
(Gain) loss on financial instruments at fair value		(56)	4,422	(56)	15,415
Interest and finance expense, net		5,193	7,691	17,043	25,481
Loss (gain) on disposal of plant and equipment		12	(55)	12	(45)
Settlement of offtake obligation		-	(1,324)	-	(3,068)
Share-based compensation expense		2,552	2,946	3,337	6,775
Unrealized foreign exchange loss		1,198	14	816	1,211
Write-down of inventories		-	2,475	-	2,475
Changes in non-cash working capital items:
Receivables and other		(1,685)	6,516	2,184	(1,911)
Inventories		(3,324)	(549)	(1,731)	(2,100)
Accounts payable and accrued liabilities		2,584	4,612	(184)	7,271
Income taxes paid		(1,655)	(1,406)	(4,675)	(3,383)
Net cash generated by operating activities		83,371	77,813	228,040	158,940
CASH FLOWS FROM FINANCING ACTIVITIES
Offtake obligation repurchase payment		-	(62,416)	-	(62,416)
Payment of lease obligations		(1,508)	(1,649)	(4,591)	(4,833)
Proceeds from borrowing on loan facility	7	-	-	16,000	-
Proceeds from exercise of share options		5,143	5,066	12,204	7,344
Repayment of loan facility	7	(16,667)	(16,666)	(50,000)	(81,333)
Transaction costs associated with loan facility		-	-	-	(267)
Interest paid		(3,845)	(6,997)	(12,758)	(22,286)
Net cash used in financing activities		(16,877)	(82,662)	(39,145)	(163,791)
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(16,807)	(14,648)	(37,285)	(27,333)
Proceeds from sale of plant and equipment		5	96	5	96
Restricted cash		-	1,564	-	1,974
Interest received		240	301	599	824
Net cash used in investing activities		(16,562)	(12,687)	(36,681)	(24,439)
Increase (decrease) in cash and cash equivalents for the period		49,932	(17,536)	152,214	(29,290)
Cash and cash equivalents, beginning of the period		124,734	34,281	23,174	45,407
Effect of foreign exchange rate changes on cash and cash equivalents		343	(162)	(379)	466
Cash and cash equivalents, end of the period		$175,009	$16,583	$175,009	$16,583

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Other reserves	Retained earnings (deficit)	Total
Balance - December 31, 2018		184,163,091	$1,140,890	$(127,508)	$(110,256)	$903,126
Shares issued upon exercise of options	12	1,151,709	11,225	(3,881)	-	7,344
Value assigned to options vested	12	-	-	2,038	-	2,038
Earnings for the period		-	-	-	20,868	20,868

Balance - September 30, 2019		185,314,800	$1,152,115	$(129,351)	$(89,388)	$933,376

Balance - December 31, 2019		185,372,800	$1,152,567	$(128,926)	$(69,339)	$954,302
Shares issued upon exercise of options	12	1,859,499	18,070	(5,866)	-	12,204
Value assigned to options vested	12	-	-	432	-	432
Shares issued upon settlement of restricted share units	12	21,444	176	-	-	176
Earnings for the period		-	-	-	69,672	69,672

Balance - September 30, 2020		187,253,743	$1,170,813	$(134,360)	$333	$1,036,786

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Standards Interpretations Committee.

The Company’s significant accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the years ended December 31, 2019 and 2018. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

As at September 30, 2020, the Company has cash and cash equivalents of $175,009 and positive working capital (current assets less current liabilities) of $82,350. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows. Management continues to closely monitor developments in the novel coronavirus (“COVID-19”) pandemic, including the potential impact on the Company’s operations and its liquidity. The impact of COVID-19 is uncertain, and COVID-19 could have a significant impact on production and liquidity if the Company or its suppliers or customers are not able to maintain operations.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 29, 2020.

3.	RECEIVABLES AND OTHER

	September 30,	December 31,
	2020	2019
Trade receivables	$9,417	$6,210
Prepayments and deposits	4,081	3,109
Tax receivables	1,342	1,652
Derivative asset	56	-
Other receivables	19	19
BC Mineral Exploration Tax Credit receivable	-	6,441
	$14,915	$17,431

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

4.	INVENTORIES

	September 30,	December 31,
	2020	2019
Materials and supplies	$14,296	$13,403
Finished metal	8,340	8,213
In-circuit	2,705	329
	$25,341	$21,945

As at September 30, 2020, depreciation and depletion of $3,720 (2019 – $2,500) and site share-based compensation of $230 (2019 – $69) was included in inventory.

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Right-of- use assets	Exploration and evaluation assets	Total
Cost
Balance - December 31, 2019	$808,689	$25,378	$573,247	$19,300	$262,578	$1,689,192
Additions	-	30,320	5,165	541	8,269	44,295
Transfer from construction in progress to plant and equipment	-	(16,047)	16,047	-	-	-
Transfer from construction in progress to mineral properties	354	(354)	-	-	-	-
Transfer from inventory to plant and equipment	-	-	232	-	-	232
Transfer from construction in progress to ROU assets	-	(39)	-	39	-	-
Disposals	-	-	(26)	-	-	(26)
Lease modifications	-	-	-	(482)	-	(482)
Balance - September 30, 2020	$809,043	$39,258	$594,665	$19,398	$270,847	$1,733,211
Accumulated depreciation and depletion
Balance - December 31, 2019	$92,870	$-	$90,393	$5,417	$-	$188,680
Depreciation and depletion	46,074	-	36,529	4,026	-	86,629
Disposals	-	-	(9)	-	-	(9)
Lease modifications	-	-	-	(27)	-	(27)
Balance - September 30, 2020	$138,944	$-	$126,913	$9,416	$-	$275,273
Net book value - September 30, 2020	$670,099	$39,258	$467,752	$9,982	$270,847	$1,457,938

(a) Depreciation and depletion

For the nine months ended September 30, 2020, $86,629 (2019 – $59,021) of depreciation and depletion was recognized in the statement of earnings.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2020	2019
Trade payables	$42,299	$36,253
Accrued liabilities	11,311	9,242
Lease obligations	9,692	14,118
Restricted share unit (“RSU”) liability	4,189	3,811
Deferred share unit (“DSU”) liability	3,090	1,745
Royalty payable	1,458	1,142
Income taxes payable	153	-
Accrued interest on convertible notes	94	660
Accrued interest on loan facility	3	29
Employee benefit liability	-	4,620
	$72,289	$71,620
Non-current portion of lease obligations	(4,287)	(8,130)
Non-current portion of RSU liability	(1,754)	(802)
Current portion of accounts payable and accrued liabilities	$66,248	$62,688

(a) Lease obligations

As at September 30, 2020, the Company’s undiscounted lease obligations consisted of the following:

	September 30,	December 31,
	2020	2019
Gross lease obligation - minimum lease payments
1 year	$5,788	$6,549
2-3 years	3,917	6,689
4-5 years	645	1,849
	$10,350	$15,087
Future interest expense on lease obligations	(658)	(969)
	$9,692	$14,118

For the nine months ended September 30, 2020, interest expense on lease obligations was $466 (2019 – $624). Total cash payments on lease obligations and short-term leases were $4,591 (2019 – $4,833) and $461 (2019 - $815), respectively.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT

As at September 30, 2020, the Company’s long-term debt consisted of the following:

	Term facility	Revolving facility	Convertible notes	Total long-term debt
Balance - December 31, 2019	$197,763	$178,439	$87,718	$463,920
Accretion of convertible notes	-	-	4,180	4,180
Proceeds from borrowing on revolver facility	-	16,000		16,000
Repayment of loan facility	(50,000)	-	-	(50,000)
Amortization of loan facility transaction costs	594	34	-	628
Balance - September 30, 2020	$148,357	$194,473	$91,898	$434,728
Current portion of long-term debt	(66,667)	-	-	(66,667)
Non-current portion of long-term debt	$81,690	$194,473	$91,898	$368,061

(a) Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility consisted of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). In 2019, the Company reduced the size of the revolving facility to $200,000 as required by the terms of the loan facility. The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022.

During the second quarter of 2020, to increase available liquidity due to COVID-19, the Company drew down $16,000 of the available revolving facility. The undrawn portion of the loan facility at September 30, 2020 was $426 with $1,574 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

Borrowings comprising USD LIBOR loans shall bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. As at September 30, 2020, the LIBOR on the Company’s borrowings was 0.2%. Borrowings comprising USD base rate loans shall bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. Interest is payable on the last day of the interest period related to a borrowing. For the nine months ended September 30, 2020, $10,482 (2019 – $19,014) of interest expense was included in interest and finance expense in the statement of earnings.

The term facility is required to be repaid in equal installments of principal until maturity. The Company paid the three quarterly installments on the term facility in the amount of $50,000 (2019 – $33,333), reducing the outstanding balance on the term facility to $150,000 as at September 30, 2020.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

7.	LONG-TERM DEBT (Cont’d)

The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility is subject to a standby fee of 0.6% to 0.8%. The outstanding principal balance on the revolving facility is $198,000 as at September 30, 2020.

Transaction costs associated with the term facility were $3,243 (2019 – $3,243) and the revolving facility were $4,639 (2019 – $4,639). The transaction costs have been recorded as a loan discount and are amortized over the term of the loan. For the nine months ended September 30, 2020, $628 (2019 – $450) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings.

The effective interest rate for the loan facility as at September 30, 2020 is 3.6%. The Company is subject to financial covenants under the terms of the loan facility including a minimum interest coverage ratio, a maximum leverage ratio, a minimum tangible net worth covenant and a minimum liquidity covenant. As at September 30, 2020, the Company was compliant with all financial and non-financial covenants.

8.	DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the nine months ended	For the year ended
	September 30,	December 31,
	2020	2019
Opening balance	$21,239	$18,947
Change in amount and timing of cash flows	2,374	(133)
Change in discount rate	2,218	2,028
Accretion of decommissioning and restoration provision	202	446
Settlement of decommissioning and restoration provision	-	(49)
Ending balance	$26,033	$21,239

For the nine months ended September 30, 2020, the provision increased due to an increase in estimated costs to reclaim the Brucejack Mine and a decrease in the discount rate. The Company used an inflation rate of 1.7% (2019 – 1.7%) and a real discount rate of 0.9% (2019 – 1.5%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $23,051 (C$30,748) (2019 – $21,086 (C$27,386)). Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to commence in 2033 after the end of the current mine life.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

9.	REVENUE

Revenue by metal was:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Gold revenue	$153,247	$129,142	$441,625	$339,144
Silver revenue	2,621	1,771	5,865	4,729
Revenue from contracts with customers	$155,868	$130,913	$447,490	$343,873
Gain (loss) on trade receivables at fair value	(992)	1,822	513	5,183
	$154,876	$132,735	$448,003	$349,056

Revenue from contracts with customers by product was:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Gold revenue - doré	$111,648	$89,016	$310,290	$230,318
Gold revenue - concentrate	41,599	40,126	131,335	108,826
Silver revenue - concentrate	1,881	1,182	3,953	3,148
Silver revenue - doré	740	589	1,912	1,581
	$155,868	$130,913	$447,490	$343,873

10.	COST OF SALES

Total cost of sales were:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Production costs	$62,429	$56,069	$188,306	$165,039
Depreciation and depletion	29,781	21,256	86,024	58,566
Royalties and selling costs	4,966	4,662	15,142	13,754
Site share-based compensation	934	1,182	1,288	2,793
Loss (gain) on disposal of plant and equipment	12	(55)	12	(45)
Write-down of inventories	-	2,475	-	2,475
Change in inventories	(5,913)	561	(2,503)	948
	$92,209	$86,150	$288,269	$243,530

On November 2, 2018, Miami Metals I, Inc. (formerly known as, Republic Metals Refining Corporation) (“RMC”), a refinery used by the Company announced it had filed for chapter 11 bankruptcy protection. A settlement agreement was reached during 2019 among the Company, RMC and its affiliated debtors and debtors in possession and RMC’s senior lenders. The settlement was approved by the United States Bankruptcy Court for the Southern District of New York on October 31, 2019. The finished goods inventory held by RMC was written down by $2,475 to reflect the cash settlement value received in 2019.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

10.	COST OF SALES (Cont’d)

Production costs by nature of expense were:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Consultants and contractors	$27,320	$24,659	$73,990	$69,443
Salaries and benefits	17,044	13,526	57,814	44,360
Supplies and consumables	8,995	8,931	28,549	25,711
Energy	2,873	2,969	10,297	9,001
Travel and camp accommodation	3,723	2,488	9,179	5,943
Freight	977	1,502	3,077	4,326
Camp administrative costs	707	1,179	3,054	4,004
Insurance	497	446	1,384	1,179
Rentals	293	369	962	1,072
	$62,429	$56,069	$188,306	$165,039

11.	INTEREST AND FINANCE EXPENSE

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Interest expense on loan facility	$3,283	$5,684	$11,110	$19,464
Interest expense on convertible notes	1,968	1,971	5,864	5,848
Interest expense on leases	138	232	466	624
Other interest expense (income)	116	(40)	314	(171)
Accretion of decommissioning and restoration provision	44	105	202	369
	$5,549	$7,952	$17,956	$26,134

12.	CAPITAL AND RESERVES

(a) Share capital

At September 30, 2020, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

(b) Other reserves

As at September 30, 2020, the Company’s other reserves consisted of the following:

	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Total other reserves
Balance - December 31, 2019	$47,468	$17,603	$(193,997)	$(128,926)
Shares issued upon exercise of options	(5,866)	-	-	(5,866)
Value assigned to options vested	432	-	-	432
Balance - September 30, 2020	$42,034	$17,603	$(193,997)	$(134,360)

(c) Share options

The following table summarizes the changes in share options for the nine months ended September 30:

	2020		2019
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	(in CAD)	options	(in CAD)
Outstanding, January 1,	3,468,310	$10.01	4,562,919	$9.47
Granted	-	-	80,000	15.35
Exercised	(1,859,499)	8.95	(1,151,709)	8.48
Forfeited	(212,543)	10.82	(5,100)	12.97
Expired	(150,789)	11.97	(19,800)	12.97
Outstanding, September 30,	1,245,479	$11.20	3,466,310	$9.91

For options exercised during the period, the related weighted average share price at the time of exercise was C$13.45 (2019 – C$14.91).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about share options outstanding and exercisable at September 30, 2020:

	Share options outstanding		Share options exercisable
				Weighted
	Number of	Weighted	Number of	average
	options	average years	options	exercise price
Exercise prices (in CAD)	outstanding	to expiry	exercisable	(in CAD)
$6.00 - $7.99	206,250	0.16	206,250	$7.28
$8.00 - $9.99	307,454	1.89	231,994	9.74
$10.00 - $11.99	55,000	1.07	55,000	10.73
$12.00 - $13.99	586,775	2.43	338,373	12.86
$14.00 - $15.99	90,000	3.51	37,200	15.30
	1,245,479	1.94	868,817	$10.67

The total share-based compensation expense for the nine months ended September 30, 2020 was $432 (2019 – $2,038), which was expensed in the statement of earnings as share-based compensation.

(d) RSU’s

The following table summarizes the changes in RSU’s for the nine months ended September 30:

	2020		2019
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	RSU’s	value (in CAD)	RSU’s	value (in CAD)
Outstanding, January 1,	404,523	$14.44	741,886	$11.31
Granted	450,483	11.89	-	-
Settled	(120,407)	13.87	-	-
Forfeited	(130,936)	14.36	(30,760)	12.21
Outstanding, September 30,	603,663	$16.95	711,126	$16.19

At September 30, 2020, a liability of $3,566 (2019 – $2,887) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2020, $1,988 (2019 – $3,957) was expensed in the statement of earnings as share-based compensation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

(e) Performance share units (“PSU’s”)

The following table summarizes the changes in PSU’s for the nine months ended September 30:

	2020		2019
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	PSU’s	value (in CAD)	PSU’s	value (in CAD)
Outstanding, January 1,	166,085	$14.44	166,085	$11.31
Granted	202,628	11.89	-	-
Forfeited	(166,237)	14.48	-	-
Outstanding, September 30,	202,476	$16.95	166,085	$16.19

At September 30, 2020, a liability of $623 (2019 – $924) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2020, due to forfeited PSU’s in the period, a recovery of $267 (2019 – expense of $607) was recognized in the statement of earnings as share-based compensation.

(f) DSU’s

The following table summarizes the changes in DSU’s for the nine months ended September 30:

	2020		2019
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	DSU’s	value (in CAD)	DSU’s	value (in CAD)
Outstanding, January 1,	156,825	$14.45	117,587	$11.57
Granted	85,046	11.89	-	-
Outstanding, September 30,	241,871	$17.04	117,587	$15.27

At September 30, 2020, a liability of $3,090 (2019 – $1,745) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2020, $1,345 (2019 – $328) was expensed in the statement of earnings as share-based compensation.

(g) Earnings per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the nine months ended September 30, 2020, potential share issuances arising from the exercise of share options and the settlement of RSU’s and PSU’s in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

12.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes the calculation of basic and diluted earnings per share:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Net earnings for the period	$31,175	$6,259	$69,672	$20,868
Basic weighted average number of common shares outstanding	186,853,654	184,962,191	186,116,751	184,521,449
Effective impact of dilutive securities:
Share options	398,705	1,410,411	397,143	973,876
RSU’s	237,375	311,309	237,375	311,309
Diluted weighted average number of common shares outstanding	187,489,734	186,683,911	186,751,269	185,806,634
Earnings per share
Basic	$0.17	$0.03	$0.37	$0.11
Diluted	$0.17	$0.03	$0.37	$0.11

13.	RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its President and Chief Executive Officer (“CEO”), its Vice President and Chief Financial Officer, its Vice President and Chief Operating Officer and its Executive Vice President, Corporate Affairs and Sustainability. It also includes the Company’s former executives, including its CEO, Executive Vice President and Chief Financial Officer (“EVP, CFO”), Vice President, Operations (“VP Ops”) and Vice President and Chief Exploration Officer.

Directors and key management compensation:

	For the nine months ended
	September 30,	September 30,
	2020	2019
Salaries and benefits	$5,417	$1,662
Termination costs	3,575	-
Share-based compensation	1,193	4,148
	$10,185	$5,810

Salaries and benefits includes $1,632 (C$2,224) associated with the resignation of the VP Ops in accordance with his employment agreement. These costs were recorded to production costs in the statement of earnings.

Termination costs include $2,234 (C$3,170) associated with the departure of the former CEO. These costs were recorded to corporate administrative costs in the statement of earnings.

Termination costs include $1,341 (C$1,786) associated with the departure of the former EVP, CFO. These costs were recorded to corporate administrative costs in the statement of earnings and remain in accounts payable and accrued liabilities as at September 30, 2020.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy below:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, non-trade receivables and other, restricted cash, accounts payable and accrued liabilities and lease obligations approximate their fair values due to the short-term maturity of these financial instruments. The loan facility also approximates fair value due to the floating rate basis of the interest charges on the loans.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at September 30, 2020	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$175,009	$-	$-	$-
Trade receivables	9,417	-	-	9,417	-
Non-trade receivables and other	-	5,442	-	-	-
Derivative asset	56	-		56
Restricted cash	-	52	-	-	-
	$9,473	$180,503	$-	$9,473	$-
Financial liabilities
Accounts payable and accrued liabilities	$-	$55,162	$-	$-	$-
Lease obligations	-	9,692	-	-	-
RSU liability	4,189	-	-	4,189	-
DSU liability	3,090	-	-	3,090	-
Loan facility	-	342,830	-	-	-
Debt portion of convertible note	-	91,898	-	91,898	-
	$7,279	$499,582	$-	$99,177	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2019	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$23,174	$-	$-	$-
Trade receivables	6,210	-	-	6,210	-
Non-trade receivables and other	-	11,221	-	-	-
Restricted cash	-	54	-	-	-
	$6,210	$34,449	$-	$6,210	$-
Financial liabilities
Accounts payable and accrued liabilities	$-	$47,297	$-	$-	$-
Lease obligations	-	14,118	-	-	-
RSU liability	3,811	-	-	3,811	-
DSU liability	1,745	-	-	1,745	-
Loan facility	-	376,202	-	-	-
Debt portion of convertible note	-	87,718	-	87,718	-
	$5,556	$525,335	$-	$93,274	$-

(a) Non-hedge derivative instruments

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit and loss, including foreign exchange contracts. Changes in fair value of non-hedge derivatives at each reporting date are included in the statement of earnings as gain (loss) on financial instruments at fair value. The derivative instruments outstanding as at September 30, 2020 are expected to settle by December 2020.

Contract	Instrument	Unit	Average strike price	Type	Total position
Foreign exchange hedges	Forward contracts	USD	$1.3350	Fixed	$20,000

15.	CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

(a) Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

15.	CONTINGENCIES (Cont’d)

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action and the motion for summary judgment is scheduled to be heard in the fourth quarter of 2020. The plaintiff’s cross-motion for summary judgment allowing the Wong Action will be heard at the same time. Recently, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff is appealing this decision in the Court of Appeal for Ontario.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(b) United States class action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020, the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to the plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020. On July 9, 2020, the District Court denied the plaintiffs’ motion to amend their complaint. The deadline for the plaintiffs to appeal the District Court’s dismissal of the motion to amend their complaint passed in August 2020 without an appeal being filed. As a result, this matter is now concluded.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, except for share data)

15.	CONTINGENCIES (Cont’d)

(c) Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of British Columbia partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.